Exhibit 99.1

CREDIT SUISSE

(the Company)

acting through its New York Branch

(the Branch)

AND

THE BANK OF NEW YORK,

(the Trustee)

SECOND SUPPLEMENTAL INDENTURE

dated as of February 20, 2008

Supplemental to the Subordinated Indenture,
dated as of March 29, 2007

SECOND SUPPLEMENTAL INDENTURE, dated as of February 20, 2008 (this “Second Supplemental Indenture”), between CREDIT SUISSE, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (the “Company”), acting through its New York branch, and THE BANK OF NEW YORK, a New York banking corporation (the “Trustee”), to the Base Indenture (as defined below).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee have previously executed a subordinated indenture, dated as of March 29, 2007 (the “Base Indenture”);

WHEREAS, the Company has authorized the execution and delivery of this Second Supplemental Indenture;

WHEREAS, pursuant to Sections 2.03 and 9.01(e) of the Base Indenture, the Company desires to provide for the establishment of a new series of Securities under the Base Indenture, to be issued by the Company, acting through its New York branch, the form and substance of such Securities and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture and this Second Supplemental Indenture;

WHEREAS, at the request of the Trustee, the Company has furnished the Trustee with (i) an Opinion of Counsel complying with the requirements of Sections 2.02(c), 9.05, 11.03 and 11.04 of the Base Indenture to the effect that, among other things, this Second Supplemental Indenture has been duly authorized and executed by the Company, and (ii) an Officers’ Certificate complying with the requirements of Sections 2.02(b), 11.03 and 11.04 of the Base Indenture; and

WHEREAS, all conditions and requirements necessary to make this Second Supplemental Indenture a valid agreement of the Company, in accordance with the terms of the Base Indenture, and a valid amendment of and supplement to the Base Indenture, have been done.

NOW THEREFORE, in consideration of the premises and the purchase of the Securities established by this Second Supplemental Indenture by the Holders thereof from time to time on or after the date hereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all such Holders, that the Base Indenture is supplemented and amended, to the extent and for the purposes expressed herein, as follows:

1.                                       For all purposes of this Second Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, (i) references to any Article, Section or subdivision thereof are references to an Article, Section or other subdivision of this Second Supplemental Indenture and (ii) capitalized terms not otherwise defined herein shall have the meanings set forth in the Base Indenture and the following terms used in this Second Supplemental Indenture have the following respective meanings:

“Additional Amounts” has the meaning set forth in Section 3(h).

“Branch” means the branch of the Company through which the Company is acting for all purposes under the Notes and this Second Supplemental Indenture unless and until another branch of the Company is substituted for the Branch and thereafter means that other branch.

“Business Day,” with respect to the Notes and any place of payment, means any day that is not a Saturday, Sunday or any other day on which banking institutions in such place of payment are authorized or obligated by law or regulation to close.

“Depositary” has the meaning set forth in Section 3(k).

“Dollars” means the lawful currency of the United States of America.

“Global Certificates” has the meaning set forth in Section 3(k).

“Interest Payment Date” means each day on which interest on the Notes is payable.

“Issue Date” means February 20, 2008.

“Notes” has the meaning set forth in Section 3(a).

“Paying Agent” shall initially mean The Bank of New York and any co-Paying Agent appointed by the Company, and thereafter shall mean any additional or successor paying agents.

 “Relevant Jurisdiction” has the meaning set forth in Section 3(h).

“Senior Creditors” has the meaning set forth in Section 3(i).

“Senior Indebtedness” has the meaning set forth in Section 2.

“Subsidiary” has the meaning set forth in Section 2.

“Tax Event” means any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States or Switzerland, as applicable, or any political subdivision or taxing authority thereof or therein, or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the Issue Date, as a result of which change or amendment, the Company has or will become obligated to pay Additional Amounts on the Notes, and such obligation cannot be avoided by the Company taking reasonable measures available to it.

2.                                       The definitions of “Senior Indebtedness” and “Subsidiary” in Section 1.01 of the Base Indenture are hereby amended and restated in their entirety solely with respect to the Notes as follows:

“Senior Indebtedness” means all obligations of the Company to the Senior Creditors.

“Subsidiary” means a company controlled directly or indirectly by the Company, whether or not consolidated, and “control” means the power to direct the management or affairs of such company, whether through the ownership of voting securities, by contract or otherwise.

3.                                       Pursuant to Section 2.03 of the Base Indenture, there is hereby established a series of Securities, the terms of which shall be as follows:

(a)                                  Designation.  The Securities shall be known and designated as the 6% Subordinated Notes due 2018 of the Company (the “Notes”).

(b)                                 Aggregate Principal Amount; Further Issues.  The aggregate principal amount of the Notes to be authenticated and delivered under this Second Supplemental Indenture is $2,000,000,000 (except for Notes authenticated and delivered upon registration of, transfer of, or exchange for, or in lieu of, other Notes pursuant to Sections 2.07, 2.08 and 2.10 of the Base Indenture).  The Company may from time to time, without notice to or the consent of the registered Holders of the Notes, create and issue further notes having the same terms as, and ranking pari passu with, the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes or the initial interest accrual date thereof).  Such further notes will be consolidated and form a single series with the Notes, will, except as aforesaid, have the same terms as to status, redemption or otherwise as the Notes, and payments on such further notes in liquidation will be made pro rata.

(c)                                  Denominations.  The authorized denominations of the Notes will be $2,000 and any integral multiple of $1,000 in excess thereof.  The Notes will be denominated in Dollars and all payments on or in respect of the Notes will be made in Dollars.

(d)                                 Maturity.  The Notes will mature on February 15, 2018.

(e)                                  Interest.  Interest on the Notes will accrue at a fixed rate of 6% per annum from February 19, 2008 or from the most recent Interest Payment Date to which interest has been paid or duly provided for until payment of the principal thereof has been made or duly provided for and will be payable semi-annually in arrears on each February 15 and August 15, beginning on August 15, 2008.  Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date is not a Business Day, any interest on the Notes that is due to be paid on such date will be paid on the next following Business Day, but the amount of such interest will not be adjusted.

(f)                              Record Date.  Except as provided in Section 2.13 of the Base Indenture, each interest payment due on an Interest Payment Date shall be payable to the Persons who are registered as the owners of the Notes at the close of business on the date 15 calendar days prior to such Interest Payment Date, whether or not a Business Day, except that interest payable at maturity or upon redemption will be paid to the same Persons to whom principal of the Notes is payable.

(g)                                 Redemption.  The Notes will not be subject to mandatory redemption or to any sinking fund and will not be convertible into, or exchangeable for, any securities of the Company.  Except as set forth below, the Notes will not be redeemable at the option of the Company or of the Holders.

The Company may redeem the Notes at its option at any time, in whole but not in part, on giving not less than 30 nor more than 60 days’ notice to the Holders thereof, at the principal amount of the Notes, together with accrued interest to the date fixed for redemption, if it has or will become obligated to pay Additional Amounts on the Notes as a result of a Tax Event; provided that no such notice of redemption will be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such Additional Amounts were a payment in respect of the Notes then due.

Prior to the giving of any notice of redemption pursuant to this Section 2(g), the Company will deliver to the Trustee an Officers’ Certificate stating that it is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to redeem have occurred, and an Opinion of Counsel to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of such change or amendment.

(h)                                 Additional Amounts.  All payments of principal and interest in respect of the Notes by the Company will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Switzerland or the United States (each a “Relevant Jurisdiction”), any political subdivision thereof or any authority therein or thereof having the power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.  In that event, the Company will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received by Holders after such withholding or deduction shall equal the amounts that would have been receivable in respect of the Notes in the absence of such withholding or deduction.

Notwithstanding the foregoing, no such Additional Amounts will be payable:

(i)                                     to the extent the withholding or deduction is imposed or levied because a Holder of Notes has some connection with the Relevant Jurisdiction other than merely being a Holder of such Notes;

(ii)                                  to the extent the withholding or deduction is imposed or levied because a Holder (or beneficial owner) of Notes has not made a declaration of non-residence or other claim for exemption, if such Holder is able to avoid such deduction or withholding by making such a declaration or claim;

(iii)                               more than thirty (30) days after the date on which the related payment on the Notes becomes due, except to the extent that the Holder of such Notes would have been entitled to such Additional Amounts on the thirtieth such day;

(iv)                              to the extent the withholding or deduction is imposed on a payment to an individual and is (A) required to be made pursuant to European Council Directive 2003/48/EC of June 3, 2003 on the taxation of savings income (the “EU Savings Tax Directive”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the EU Savings Tax Directive, (B) required to be made pursuant to the Agreement between the European Community and the Confederation of Switzerland dated as of October 26, 2004 (the “Swiss Savings Tax Agreement”) providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the Swiss Savings Tax Agreement or (C) required to be made pursuant to any agreements between the European Community and other countries or territories providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements; or

(v)                                 to a Holder of Notes who would have been able to avoid such withholding or deduction by receiving such payment through another paying agent in a member state of the European Union.

At least ten (10) days prior to the first Interest Payment Date and at least ten (10) days prior to each date of payment of principal of or interest on the Notes if there has been a change with respect to the matters set forth in the below-mentioned Officers’ Certificate, the Company shall furnish to the Trustee and the principal Paying Agent, if other than the Trustee, an Officers’ Certificate instructing the Trustee and such Paying Agent whether such payment of principal of or interest on the Notes shall be made to Holders without withholding or deduction for or on account of any Switzerland or United States taxes.  If any such withholding or deduction shall be required, then such Officers’ Certificate shall specify by country the amount, if any, required to be withheld or deducted on such payments to such Holders and shall certify the fact that Additional Amounts will be payable and the amounts so payable to each Holder, and the Company shall pay to the Trustee or such Paying Agent the Additional Amounts required to be paid by this Section 3(h).  The Company covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers’ Certificate furnished pursuant to this Section 3(h).

Whenever in this Second Supplemental Indenture there is mentioned, in any context, the payment of the principal of or any interest or any other amounts on, or in respect of, any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to this Second Supplemental Indenture, and express mention of the payment of Additional Amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of Additional Amounts in those provisions hereof where such express mention is not made.

(i)                                     Subordination.  Sections 10.01, 10.02, 10.03 and 10.04 of the Base Indenture are hereby amended and restated in their entirety solely with respect to the Notes as follows:

Section 10.01.  Subordination.  Notwithstanding anything to the contrary set forth in the Base Indenture relating to the subordination of the Securities, the Notes will constitute the Company’s direct, unconditional, unsecured and subordinated obligations.

Section 10.02.  Rights upon Bankruptcy.  In the event of any liquidation, dissolution or winding up, by bankruptcy or otherwise, of the Company in Switzerland, the payment of principal and interest on the Notes will be subordinated to the prior payment in full of all of the Company’s present and future unsubordinated creditors (the “Senior Creditors”), but not further or otherwise.

Section 10.03. [Intentionally omitted.]

Section 10.04. [Intentionally omitted.]

In the event of any inconsistency between Article 10 of the Base Indenture and the provisions of the Second Supplemental Indenture, the provisions of the Second Supplemental Indenture shall govern.

(j)                                     No Set-Off.  Subject to applicable law, no Holder shall be entitled to exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Company or the Branch arising under or in connection with the Notes and each Holder shall, by virtue of being a Holder, be deemed to have waived all such rights of set-off, compensation or retention.  The Company may not create or permit to exist any pledge or other security interest over the Company’s assets to secure the Company’s obligations in respect of the Notes.

(k)                                  Form of Note.  The Company will issue the Notes in definitive form as one or more fully registered global securities (the “Global Certificates”). The Company will deposit the Global Certificates initially representing the Notes with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”), and will register the Notes in the name of Cede & Co., the Depositary’s nominee.  The Global Certificate representing the Notes will be substantially in the form set forth in Annex I.

4.                                       The ninth paragraph of Section 2.07 of the Base Indenture is hereby amended and restated in its entirety as follows:

The Company may at any time and in its sole discretion determine that any Registered Global Securities of any series shall no longer be maintained in global form.  If an Event of Default has occurred with regard to any Securities and has not been cured or waived, a Holder of a Security may elect that its beneficial interest in the Registered Global Securities of that series no longer be maintained in global form.  In either such event and subject to the procedures of the Depositary, the Company will execute, and the Trustee, upon receipt of the Company’s order for the authentication and delivery of definitive Registered Securities of such series and tenor, will authenticate and make available for delivery, Registered Securities of such series and tenor in any authorized denominations, in an aggregate principal amount equal to the principal amount of such Registered Global Securities or beneficial interest, in exchange for such Registered Global Securities or beneficial interest.

5.                                       Section 11.08(a) of the Base Indenture is hereby amended and restated solely with respect to the Notes as follows:

(a)  The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Indenture and the Securities.  Notwithstanding the foregoing, the subordination provisions set forth in Section 3(i) of the Second Supplemental Indenture hereto, shall be irrevocable and governed by Swiss law.

6.                                       The Base Indenture is hereby amended by adding the following as Section 11.16:

Section 11.16.  Action through a Branch.  The Company may issue Securities under this Indenture through one or more of its branches.

7.                                       Counterparts.  This Second Supplemental Indenture may be executed in any number of counterparts and all of said counterparts executed and delivered each as an original shall constitute but one and the same instrument.

8.                                       Further Series.  The Company may, by or pursuant to a Board Resolution, establish further series of notes under this Second Supplemental Indenture having substantially the same terms as the Notes, with such changes or modifications as are set forth in the instrument establishing such further series of notes.

9.                                       Trustee’s Duties, Responsibilities and Liabilities.  The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of such statements.  The Trustee makes no representation as to the validity of this Second Supplemental Indenture.  The Trustee assumes no duties, responsibilities or liabilities by reason of this Second Supplemental Indenture other than as set forth in the Base Indenture, and this Second Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions of its acceptance of the trust under the Base Indenture, as fully as if said terms and conditions were herein set forth at length.

10.                                 Ratification and Confirmation.  As amended and modified by this Second Supplemental Indenture, the Base Indenture is in all respects ratified and confirmed and the Base Indenture and this Second Supplemental Indenture shall be read, taken and construed as one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

CREDIT SUISSE, NEW YORK BRANCH

By:	/s/ Gary Gluck
Name: Gary Gluck
Title: Authorized Person

By:	/s/ Sharon O’Connor
Name: Sharon O’Connor
Title: Authorized Person

THE BANK OF NEW YORK, as Trustee

By:	/s/ Scott Klein
	Name:	Scott Klein
	Title:	Assistant Treasurer

Annex I

FORM OF NOTE

FACE OF NOTE

PRINCIPAL AMOUNT: $

CUSIP: 22541HCC4

No.:

This Note is a Global Certificate within the meaning of the Indenture hereinafter referred to and is registered in the name of The Depository Trust Company (the “Depositary”).  Unless and until it is exchanged in whole or in part for Notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to the nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

Unless this Note is presented by an authorized representative of the Depositary to the Trustee or its agent for registration of transfer, exchange or payment, and any Note issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of the Depositary and any payment hereon is made to Cede & Co., any transfer, pledge or other use hereof for value or otherwise by a person is wrongful inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

CREDIT SUISSE

6% Subordinated Note due 2018

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the “Company,” which term includes any successor corporation under the Indenture hereinafter referred to), acting through its New York branch, for value received, hereby promises to pay to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the principal sum of $                 (                  Dollars) on February 15, 2018, in the coin or currency of the United States, and to pay interest on said principal sum, semi-annually on February 15 and August 15 of each year (each such date, an “Interest Payment Date”) commencing on August 15, 2008, at the rate per annum specified in the title of this Note at said office or agency, in like coin or currency, from February 19, 2008 or from the most recent Interest Payment Date to which interest has been paid or duly provided for until payment of said principal sum has been made or duly provided for; provided, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security register or by wire transfer as provided in the Indenture.  The interest so payable on any Interest Payment Date will, subject to certain exceptions provided in the Indenture referred to on the reverse hereof, be paid to the Persons who are registered as the owners of the Securities of this series at the close of

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business on the date 15 calendar days prior to such Interest Payment Date (whether or not a Business Day), except that interest payable at maturity or upon redemption will be paid to the same Persons to whom principal of such Securities is payable.

Reference is made to the further provisions of this Note set forth on the reverse hereof.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee under the Indenture referred to on the reverse hereof.

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IN WITNESS WHEREOF, CREDIT SUISSE has caused this Note to be duly executed.

CREDIT SUISSE, NEW YORK BRANCH

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK, as Trustee

By:
Authorized Signatory

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REVERSE OF NOTE

CREDIT SUISSE

6% Subordinated Note due 2018

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (hereinafter called the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to a subordinated indenture dated as of March 29, 2007, as supplemented by a Second supplemental indenture dated as of February 20, 2008 (as so supplemented, herein called the “Indenture”), duly executed and delivered by the Company to The Bank of New York, as trustee (herein called the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Securities.  The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as in the Indenture provided.  This Note is one of a series designated as the 6% Subordinated Note due 2018 of the Company, initially issued in $2,000,000,000 principal amount and subject to increase without limit as provided in the Indenture.

Interest will be computed on the basis of a 360-day year of twelve 30-day months.  The Company shall pay interest on overdue Principal and, to the extent lawful, on overdue installments of interest at the rate per annum borne by this Note.  If any Interest Payment Date is not a Business Day as defined in the Indenture, any interest on this Note that is due to be paid on such date will be paid on the next following Business Day, but the amount of such interest will not be adjusted.  If the withholding or deduction of present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Switzerland or the United States, any political subdivision thereof or any authority therein or thereof having the power to tax, on payments of principal or interest is required by law, the Company will pay Additional Amounts to compensate for such withholding or deduction, in accordance with the Indenture.

In case an Event of Default (as defined in the Indenture) with respect to the Securities of this series shall have occurred and be continuing, the Principal hereof and the interest accrued hereon, if any, may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions which provide that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Securities of any series with the written consent of the Holders of a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal

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as then may be accelerated) of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as may then be accelerated) of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Securities of such series; provided that, without the consent of each Holder of the Securities of each series affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder’s Security, or reduce the Principal thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceedings, or change any place of payment where, or the currency in which, any Security or the interest thereon is payable, modify any right to convert or exchange such Holder’s Security for another security to the detriment of the Holder, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Securities of the relevant series the consent of whose Holders is required for any such supplemental indenture, or for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of Principal of or interest on any Security of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures with the consent of Holders except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

It is also provided in the Indenture that, subject to certain conditions, the Holders of at least a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as is then accelerable) of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected.  Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms,

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including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a Board Resolution or a supplemental indenture establishing such series or tranche.

The Company, for itself and its successors, and each Holder, by accepting the Notes, agrees (a) that notwithstanding anything to the contrary set forth in the Base Indenture relating to the subordination of the Securities, the Securities of this series will constitute the Company’s direct, unconditional, unsecured and subordinated obligations and (b) that the subordination provisions in the Indenture are for the benefit of the holders of Senior Indebtedness.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal of and interest on this Note in the manner, at the place, at the respective times, at the rate and in the coin or currency herein prescribed.

The Notes are issuable initially only in registered form without coupons in denominations of $2,000 and any integral multiples of $1,000 in excess thereof and are transferable and exchangeable at the office or agency of the Company in the Borough of Manhattan, The City of New York, and in the manner and subject to the limitations provided in the Indenture.

This Note is not redeemable at the option of the Company, except upon the occurrence of a Tax Event as described in the Indenture.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company in the Borough of Manhattan, The City of New York, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment of, or on account of, the Principal hereof and, subject to the provisions hereof, interest hereon, and for all other purposes, and neither the Company nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

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No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in any Note, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

Terms used herein which are defined in the Indenture shall have the respective meanings assigned thereto in the Indenture.

The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Note, except for the subordination provisions contained in the second supplemental indenture referred to above, which shall be irrevocable and governed by Swiss law.

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FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing                                                                                                                 Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.